EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 29, 2013
Fixed charges:
Interest expense*	$93
Estimated interest portion of rents	8
Total fixed charges	$101

Income:
Income from continuing operations before income taxes	$306
Fixed charges	101
Adjusted income	$407

Ratio of income to fixed charges	4.03

*         Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.